UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, November 6, 2023—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including October 30 through November 3, 2023, Seadrill purchased a total of 469,643 shares at an average price of $40.82 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
30 Oct. 2023	OSE	14,253	40.37	575,386
30 Oct. 2023	NYSE	103,000	39.88	4,107,259
31 Oct. 2023	OSE	20,000	39.45	789,055
31 Oct. 2023	NYSE	53,334	39.45	2,104,192
1 Nov. 2023	OSE	20,648	40.11	828,101
1 Nov. 2023	NYSE	92,675	41.05	3,804,207
2 Nov. 2023	OSE	14,498	41.40	600,188
2 Nov. 2023	NYSE	57,709	42.28	2,440,202
3 Nov. 2023	OSE	12,026	42.12	506,527
3 Nov. 2023	NYSE	81,500	41.93	3,416,928

Period total	OSE	81,425	40.52	3,299,257

	NYSE	388,218	40.89	15,872,788

	Total	469,643	40.82	19,172,045

Previously disclosed totals (accumulated)	OSE	401,953	43.97	17,675,246
	NYSE	2,889,822	43.56	125,875,668

	Total	3,291,775	43.61	143,550,914

Program total	OSE	483,378	43.39	20,974,503
	NYSE	3,278,040	43.24	141,748,456

	Total	3,761,418	43.26	162,722,959

The issuer’s holding of own shares: 3,761,418

Following the completion of the above transactions, Seadrill Limited owned a total of 3,761,418 of its own shares, corresponding to 4.71% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 6, 2023	By:	/s/ Grant Creed
Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.